                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               GA Financial, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   361437-10-6
                         -------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                          -----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                              Page 1 of 5 pages

--------------------------  ------------------------ ---------------------------
CUSIP NO.361437-10-6                 13G/A              Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

-----   ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Great American Federal Savings and Loan Association
        Employee Stock Ownership Plan

-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

-----   ------------------------------------------------------------------------

3       SEC USE ONLY


-----   ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.

-----------------  -----   -----------------------------------------------------

     NUMBER OF       5     SOLE VOTING POWER
       SHARES                    448,832
    BENEFICIALLY
      OWNED BY     -----   -----------------------------------------------------
        EACH
     REPORTING       6     SHARED VOTING POWER
       PERSON                    204,094
        WITH

-----------------  -----   -----------------------------------------------------

                     7     SOLE DISPOSITIVE POWER
                                652,926

-----------------  -----   -----------------------------------------------------

                     8     SHARED DISPOSITIVE POWER
                                  -0-

-----   ------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              652,926

-----   ------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-----   ------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              11.6% of 5,621,929 shares of Common Stock outstanding as of December 31, 2000.

-----   ------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

              GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            GA Financial, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            4750 Clairton Boulevard
            Pittsburgh, Pennsylvania  15236

Item 2(a)   Name of Person Filing:
            Great American Federal Savings and Loan Association
            Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company, N.A.
                      1201 Broadway
                      Quincy, Illinois  62301

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            4750 Clairton Boulevard
            Pittsburgh, Pennsylvania  15236

Item 2(c)   Citizenship:  Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.

Item 2(d)   Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:     361437-10-6

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 652,926 shares of the issuer. This number of shares represents 11.6% of the common stock, par value $0.01, of the issuer, based upon 5,621,929 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 448,832 of the shares and shares voting power over 204,094 shares. The reporting person has the sole power to dispose or direct the disposition of 652,926 shares of common stock.



                                Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A










                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2001
                  --------------------------------------------
                                     (Date)

                                /s/ Carmen Walch
                  --------------------------------------------
                                   (Signature)

                                  Carmen Walch
                  First Bankers Trust Company, N.A., as Trustee
                  ---------------------------------------------
                                     (Title)













                              Page 5 of 5 pages